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                          Amendment 13 to Schedule 13D
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                           MERCURY FINANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    589395 10 2
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3300
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 17, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page  1  of  8  Pages


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SCHEDULE 13D
CUSIP No. 589395 10 2
Page  2  of  8  Pages

1     NAME OF REPORTING PERSON:  Daniel J. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     SOURCE OF FUNDS:  PF
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7     SOLE VOTING POWER:                                             19,395,047
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        19,395,047
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  19,395,047
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.98%
14    TYPE OF REPORTING PERSON:  IN


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                                  INTRODUCTION

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 13 to the Schedule 13D, as previously amended (the "Schedule 13D"), relating to shares of Common Stock, $1.00 par value (the "Common Stock") of MERCURY FINANCE COMPANY, a Delaware corporation (the "Company") which has its principal executive office at 40 Skokie Boulevard, Northbrook, Illinois 60062 amends the following items as set forth below.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) (b) (c) This statement is being filed by Daniel J. Terra. Mr. Terra's principal business and office address is 990 Skokie Boulevard, Northbrook, Illinois 60062. Mr. Terra's Principal occupation is as Chairman of the Board of Lawter International, Inc. which is engaged in manufacturing printing ink vehicles and resin.

          (d) (e) Mr. Terra has not been, during the last 5 years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is, as a result of such proceeding, subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Terra is a citizen of the United States of America.


                               Page 3 of 8 Pages

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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Terra acquired the Common Stock on April 24, 1989, when First Illinois Corporation, a former Delaware Corporation ("FIC"), distributed to its stockholders of record on April 10, 1989 all of the outstanding shares of the Common Stock, on the basis of one share of the Common Stock for each two shares of Common Stock, $1.00 par value per share, of FIC (the "FIC Common Stock") held by such stockholders (the "Distribution"). Mr. Terra received approximately
29.06 percent of the Common Stock in the Distribution. Prior to the Distribution, the Company was a wholly owned subsidiary of FIC. This discussion is qualified in its entirety by reference to the information statement which the company prepared and distributed to FIC's stockholders in connection with the Distribution, a copy of which was filed with the Schedule 13D filed by Mr. Terra on June 29, 1993 (the "Information Statement").

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Terra made gifts of 500,000 shares of Common Stock, 3,000,000 shares of Common Stock, and 2,000,000 shares of Common Stock to the Terra Foundation For The Arts on May 12, 1995, May 14, 1996, and May 17, 1996, respectively, to decrease his equity position in the Company. Depending upon trading prices of the Common Stock and upon Mr. Terra's personal financial position and goals from time to time, Mr. Terra may, subject to any applicable statutory or other limitations, purchase additional Common Stock or dispose of Common Stock in the open market, in privately negotiated transactions, or otherwise. Mr. Terra may be deemed to have the ability to control the Company due to his ownership of the Common Shares, but does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person


                                Page 4 of 8 Pages

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of additional securities of the Company, or the disposition of securities of the
Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's Restated Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities organization,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above. Mr. Terra retains the right to evaluate his position in the further and change his intent with respect to any of the foregoing actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Terra beneficially owns 19,395,047* shares representing 10.98%* of the total Common Stock issued and outstanding on May 20, 1996.


- -----------------------
* This number reflects a 3 for 2 stock split effected by the Company on October 31, 1995.


                                Page 5 of 8 Pages

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          DISCLAIMER OF BENEFICIAL OWNERSHIP

     Mr. Terra disclaims beneficial ownership of the 76,201 shares held by Judith Terra, his wife.

     Daniel J. Terra disclaims beneficial ownership of any shares of the Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art), founded by him and of which he is a director, the president and treasurer. Currently, the Foundation owns 5,225,000 shares of Common Stock, all of which were acquired through the gift transaction described in Item 4 herein or as described in Item 4 of previously filed amendments to the Schedule 13D. These shares are not among the shares of Common Stock reported herein.

          (b) Daniel J. Terra holds sole voting and disposition powers over all shares of the Common Stock beneficially owned by him.

          (c) Except as reported herein, Mr. Terra has not engaged in any transaction in the Common Stock during the past 60 days.

          (d) Not applicable

          (e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. Terra does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option


                                Page 6 of 8 Pages

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arrangements, puts or calls, guarantees of profits, division of profits or loss, or the  giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable


                                Page 7 of 8 Pages

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 6, 1996                           /s/ Daniel J. Terra
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        Date                                          Signature


                                Page 8 of 8 Pages